BNY MELLON INVESTMENT ADVISER, INC.

240 Greenwich Street

New York, New York 10286

January 15, 2026

BNY Mellon Investment Funds I

- BNY Mellon Small Cap Value Fund

240 Greenwich Street

New York, New York 10286

Re: Fee Waiver Agreement

To Whom It May Concern:

Effective January 30, 2026, BNY Mellon Investment Adviser, Inc. ("BNYIA"), intending to be legally bound, hereby confirms its agreement in respect of BNY Mellon Small Cap Value Fund (the "fund"), a series of BNY Mellon Investment Funds I (the "Trust"), as follows:

Until February 28, 2027, BNYIA will waive receipt of a portion of its management fee in the amount of .15% of the value of the fund's average daily net assets until February 28, 2027. On or after February 28, 2027, BNYIA may terminate this waiver agreement at any time.

This Agreement may only be amended by agreement of the Trust, on behalf of the fund, upon the approval of the Board of Trustees of the Trust and BNYIA to lower the net amounts shown and may only be terminated prior to February 28, 2027, in the event of termination of the Management Agreement between BNYIA and the Trust on behalf of the fund.

BNY MELLON INVESTMENT ADVISER, INC. By: /s/James Windels James Windels Director

Accepted and Agreed To:

BNY MELLON INVESTMENT FUNDS I,

On behalf of BNY Mellon Small Cap Value Fund

By:	/s/Sarah Kelleher

Sarah Kelleher

Secretary